Exhibit 99.1

25 January 2005	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited	Level 3, 22 Pitt Street Sydney NSW 2000 Australia
20 Bridge Street SYDNEY NSW 2000	Telephone (02) 8274 5305 Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 3rd Quarter FY05 Results on Monday, 14 February 2005.

A management briefing will be held at the AGL Theatre, Museum of Sydney, 37 Phillip Street, Sydney commencing at 11.00am. A teleconference and audio webcast will also be available on the following:

Domestic: 02 9423 1645
International: +61 2 9423 1645
URL: http://events.webeventservices.com/jameshardie/2005/02/14/

A further management briefing will be held in Melbourne at Level 35, West Tower Suite, The Sofitel Melbourne, 25 Collins Street on Tuesday, 15 February from 11.00am.

Yours faithfully

/s/ Steve Ashe

Steve Ashe
Vice-President, Investor Relations